SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                              FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

                                 or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission File Number:  0-11204

                         Ameriserv Financial
                 Collectively Bargained 401(k) Plan
                     (Full title of the plan)

                     Ameriserv Financial, Inc.
                     Main and Franklin Streets
                       Johnstown, PA  15901
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

             Registrant's telephone number, including
                    area code:  (814) 533-5300

     Notices and communications from the Securities and Exchange
     Commission relative to this report should be forwarded to:

                    Ameriserv Financial, Inc.
                    Main and Franklin Streets
                       Johnstown, PA  15901
                  Attention:  Nicholas E. Debias, Jr.

                         With a copy to:

                     Wesley R. Kelso, Esquire
                          Stevens & Lee
                       25 North Queen Street
                            Suite 602
                       Lancaster, PA  17603



Item 1.     Financial Statements and Exhibits

            a.  Financial Statements

                1.  Report of Barnes, Saly & Company, LLP.

                2. Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000.

                3.  Audited Statements of Changes in Net Assets
                    Available for Benefits for each of the years in the three year period ended December 31, 2001.

                4.  Notes to Financial Statements.

            b.  Exhibits

                1.  Consent of Barnes, Saly & Company, LLP.



AMERISERVE FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

                        FINANCIAL REPORT


                            CONTENTS

                                                        Page

INDEPENDENT AUDITOR'S REPORT . . . . . . . . . . . . . .  1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits -
    December 31, 2001 and 2000 . . . . . . . . . . . . .  2

  Statements of changes in net assets available for
    benefits - years ended December 31, 2001, 2000
    and 1999 . . . . . . . . . . . . . . . . . . . . . .  3

  Notes to financial statements. . . . . . . . . . . . 4-10

SUPPLEMENTARY INFORMATION

  Assets held for investment - December 31, 2001. . . .  11
  Assets held for investment - December 31, 2000 . . . . 12



                   INDEPENDENT AUDITOR'S REPORT

Board of Trustees and Participants
Ameriserv Financial Collectively Bargained 401 (k) Plan
Johnstown, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Ameriserv Financial Collectively Bargained 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ameriserv Financial Collectively Bargained 401 (k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 2001 and 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Barnes, Saly & Company, LLP

Johnstown, Pennsylvania
May 23, 2002



AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000




                                            Participant Directed_
                                            2001             2000
Assets
  Investments at fair value (Notes 1, 2
  and 3):  Investments in securities of
  participating employers (Note 4)
  Ameriserv Financial, Inc. common stock
  (formerly USBANCORP, Inc.)              $  47,462    $   30,145

  Investments in securities of
  unaffiliated issuers and others
    Shares of registered investment
     companies                            1,760,576     1,670,482
    Three Rivers Bancorp, Inc common
      stock (Note 4)                         33,813        21,904
    Notes Receivable                         23,006        20,368
    Money Market                             86,720        56,225
                                        $ 1,951,577   $ 1,799,124
Receivables:
  Accrued investment income             $     8,118   $     8,591
  Participant contribution                    8,380         8,161
  Employer contribution                       4,427         4,020
                                        $    20,925   $    20,772

Cash                                    $         3   $         3

          Total assets                  $ 1,972,505   $ 1,819,899

Liabilities
  None                                  $            $__________

          Net assets available for
            benefits                    $ 1,972,505   $1,819,899

See Notes to Financial Statements.



AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFIT
Years Ended December 31, 2001, 2000, 1999


                                          Participant Directed
                                    2001            2000          1999
Additions to net assets
  attributed to:
    Investment income:
    Net appreciated
     (depreciation) in fair
     value of investments
     (Notes 3 and 4)             $  (133,828)   $   (168,094)  $    61,659
    Interest                           5,441           4,877         3,763
    Dividends (Note 4)                55,376          94,957       114,599
                                 $   (73,011)   $    (68,260)  $   180,021

Contributions:
  Participant (Note 7)           $   195,476    $    198,089   $   115,572
  Employer                           105,443          95,610   ___________
                                 $   300,919    $    293,699   $   115,572

          Total additions        $   227,908    $    225,439   $   295,593

Deductions from net assets
  attributed to:
   Benefits paid to participants      75,302          44,695        90,416
          Net increase           $   152,606    $    180,744   $   205,177

Net assets available for
  benefits:
    Beginning of year              1,819,899       1,639,155     1,433,978

    End of year                  $ 1,972,505     $ 1,819,899   $ 1,639,155
                                 ===========     ===========   ===========


See Notes to Financial Statements.



AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 1:  Plan Description

The following description of Ameriserv Financial Collectively Bargained 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan name was changed during 2001 from US National Bank Collectively Bargained Employees 401(k) Plan.

General:
     The Plan is a defined contribution plan covering substantially all employees of Ameriserv Financial, Inc. (formerly USBANCORP, Inc.) which is a financial holding company, Ameriserv Financial Bank (the Bank) (formerly
     U. S. Bank) which is a wholly-owned subsidiary and Ameriserv Financial Services (formerly USNB Financial Services), all related companies, who are members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2635-06 (Union). Employees become eligible to participate in the Plan the earlier of January 1st or July 1st following the completion of six months of service and the attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions:
     Effective January 1, 2000 the participants were permitted to make elective deferrals in any amount from one (1) to ten (10) percent of their compensation. Previously the maximum contribution percentage was four (4) percent. Participants shall be permitted to amend their salary savings agreements to change the contribution percentage on January 1st and July 1st each year. The employee salary deferrals are exempt from federal income tax until withdrawn from the Plan.

     Effective January 1, 2000 the employer contributes two (2) percent of the employees gross compensation on behalf of all eligible employees.

Participant Accounts:
     Each participant account is credited with an allocation of the plan earnings. A participant's share of investment earnings and any increase or decrease in the fair market value of the Fund, is based on the proportionate value of all active accounts (other than accounts with segregated investments) as of the last valuation date, less withdrawals since the last valuation date. Contributions will be credited with an allocation of the actual investment earnings and gains and losses from the actual deposit of each such contribution until the end of the plan year.

Vesting:
     Participants are immediately vested in their voluntary contributions including rollover and transfer contributions from other qualified plans plus actual earnings thereon. Vesting in the employer's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 5 years of credited service.

Investment Options:
     Upon enrollment in the Plan, a participant must direct their salary deferral and employer contributions in 5 percent increments in one or more of twenty-two mutual funds, a money market fund and the Ameriserv Financial, Inc. common stock (see Note 4 for related party details). The diversified mutual fund investment options include a bond and government securities funds and various U.S. and foreign stock funds. Participants may change their investment options any time throughout the year via phone access to Ameriserv Trust and Financial Services Company.

     The Plan also includes participant notes. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 10.50 percent to 13.99 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

     Certain participants have received shares of Three Rivers
     Bancorp, Inc. common stock as a result of a spin-off. This bank stock is not an investment option for additional purchases. See Note 4 for further details.

Payment of Benefits:
     On termination of service, a participant with an account may elect to receive a lump-sum amount equal to the value of his or her account. The Plan also provides for normal retirement benefits to be paid in the form of a Qualified Joint and Survivor Annuity upon reaching age 65 and has provisions for deferred, death, disability retirement benefits and hardship withdrawals.

Forfeitures:
     Amounts of participants' forfeited non-vested accounts shall be allocated to participants in the same manner as an employer discretionary contribution. There is $208.78 of forfeitures as of December 31, 2001 not allocated to participants.

Administrative Expenses:
     Certain administrative functions are performed by officers and employees of the Company and Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company and Bank.

Note 2:  Significant Accounting Policies

Basis of Accounting:
     The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition:
     The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market prices of the funds which represents the net asset value of shares held by the Plan at year-end. The Ameriserv Financial, Inc. (Company) common stock and Three Rivers Bancorp, Inc. common stock are valued at quoted market price.
     Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates:
     The preparation of financial statements in conformity with accounting principles generally accepted in the United

     States of America requires the plan administrator to make estimates and assumptions that affect certain reported assets, liabilities and changes therein, and disclosures.
     Actual results may differ from those estimates.

Payment of Benefits:
     Benefits are recorded when paid.

Note 3:  Investments

     The Plan's investments are participant directed. The following presents investments that represent 5 percent or more of the Plan's net assets.
                                                December 31,
                                             2001          2000
     Fidelity Low-Priced Stock,
       4,282 shares                       $  117,405   $
     Fidelity Magellan, 7,189 and
       7,128 shares, respectively            749,254     850,359
     Fidelity Puritan, 11,242 and
       10,427 shares, respectively           198,645     196,331
     SEI Short Duration Government fund,
       11,146 shares                                     112,466
     Vanguard Institutional Index, 1,744
       and 1,487 shares, respectively        182,944     179,571
     Vanguard Short-Term Federal,
       12,842 shares                         134,587

     During 2001, 2000 and 1999, the Plan's investments
     (including investments bought, sold and held during each year) appreciated (depreciated) in value by $(133,828), $(168,094) and $61,659 respectively, as follows:


                                2001          2000      1999
   Mutual funds              $(149,349)  $(149,841)   $105,099
   Three Rivers Bancorp,
     Inc common stock           11,310      (5,716)
   Ameriserv Financial, Inc
     common stock                4,211     (12,537)    (43,440)
                             $(133,828)  $(168,094)   $ 61,659

Note 4:   Related Party Transactions

Investment Activity:
     As explained in Note 1, one of the Plan's investment options is Ameriserv Financial, Inc. common stock.
     Ameriserv, Inc. is the holding company of Ameriserv
     Financial Bank in Johnstown (the "Employer").

The following is a summary of the investment activity of Ameriserv Financial, Inc. common stock:

                                           2001          2000
     Market value at year end          $  47,462      $ 30,145
     Number of shares held at year end     9,888         7,093
     Original cost at year end         $  82,083      $ 69,982
     Purchase price of shares in
       current year                    $  14,430      $ 15,646
     Number of shares purchased in
       current year                        3,053         2,790
     Sale price of shares in
       current year                    $   1,324      $ 13,972
     Number of shares sold in
       current year                          258         1,496
     Realized gain (loss) on sales
       in current year                 $     228       $(1,875)
     Unrealized appreciation
       (depreciation) during year      $   3,983       $10,662)
     Dividend income                   $   3,096       $ 2,399
     Accrued dividends at year end     $     868       $   619

Spin-Off:
     On April 1, 2000 USBANCORP, Inc. successfully completed the spin-off of its Three Rivers Bank subsidiary. Shareholders received one share of the new Three Rivers Bancorp, Inc. common stock for every two shares of USBANCORP common stock. At that time Three Rivers Bank and Three Rivers Bancorp, Inc. became separate from USBANCORP, Inc. and are therefore not related parties. The spin-off of Three Rivers Bank resulted in the following:

     USBANCORP, Inc common stock basis allocated
       to Three Rivers Bancorp, Inc. common stock      $  27,129
     Number of Three Rivers Bancorp, Inc. common
       stock shares received                               2,592

Plan's Trustee:
     The Plan's investments are held by a bank-administered trust fund which is an affiliate of the Plan sponsor. Ameriserv Trust and Financial Services Company has the authority to purchase and sell investments in accordance with participant direction. The cash account is used by the Ameriserv Trust and Financial Services Company to temporarily house uninvested monies.

Note 5:  Income Tax Status

The Plan adopted a non-standardized form of a prototype plan. The prototype plan received an opinion letter dated November 1, 2001 from the Internal Revenue Service as to the prototype plan's qualified status. The Plan Administrator plans to submit an application for determination for its adoption of such prototype plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

Note 6:  Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA.

Note 7:  Rollovers

The following rollovers occurred as a result of employees transferring amounts from other qualified plans. The rollovers are included on the applicable years statement of changes in net assets available for benefits in the participant contributions.

     2001                                          $    - 0 -
     2000                                               9,371
     1999                                               9,385

Note 8:  Reconciliation of Differences Between These Financial
         Statements and the Financial Information Required on Form 5500

                                         2001          2000            1999
Net assets available for benefits
  as presented in these financial
  statements                           $1,972,505    $1,819,899    $1,639,155
Benefits payable to
  participants                             18,574           702         - 0 -
Net assets available for
  benefits as presented on
  Form 5500                            $1,953,931    $1,819,197    $1,639,155
                                       ==========    ==========    ==========

Net increase in net assets
  available for benefits as
  presented in these
  financial statements                 $  152,606   $  180,744     $ 205,177
(Increase) decrease in
  benefits payable from
  previous year                           (17,872)        (702)        - 0 -
Net increase in net assets
  available for benefits
  as presented on Form 5500            $  134,734   $  180,042     $ 205,177
                                       ==========    ==========    =========

Note 9:	Benefits Payable

Benefits payable to persons who have withdrawn from participation in the earnings and operations of the Plan in the amounts of $18,574, $702 and $- 0 - at December 31, 2001, 2000, and 1999, respectively are included in net assets available for benefits.

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Note 10:  Amendments

Effective January 1, 2000, the Plan was amended to increase the maximum elective deferrals to 10% from the previous 4% and to allow an employer discretionary contribution as determined by the collective bargaining agreement between the Bank and the Union.

Note 11:  Reclassifications

Effective for plan years ending after December 15, 1999 Statement of Position (SOP) 99-3 states participant directed programs are no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements. The Plan has adopted SOP 99-3 effective for the year ended December 31, 1999, therefore a reclassification of comparative amounts in the financial statements was required.

Due the number of investment options for registered investment companies the "Statements of Net Assets Available for Benefits" indicates a combined total as opposed to the year 2000 statement which separately stated each registered investment company.

There was no effect on the net assets available for benefits as a result of these items.



AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

ASSETS HELD FOR INVESTMENT
December 31, 2001

Investment Type/                                             Original
    Shares Held       Description                               Cost           Fair Value
Common stock:
 9,888 shares       Ameriserv Financial, Inc. common stock* $    82,083         $  47,462
 2,705 shares       Three Rivers Bancorp, Inc.                   30,226            33,813
                       Total Common Stocks                  $   112,309         $  81,275

Mutual Funds:
 1,075 shares       Clipper                                 $    87,970         $  89,795
 4,282 shares       Fidelity Low-Priced Stock                    98,882           117,405
 7,189 shares       Fidelity Magellan                           694,722           749,254
11,242 shares       Fidelity Puritan                            201,123           198,645
   149 shares       Franklin Biotechnology Discovery              9,943             8,678
 3,623 shares       Franklin Mutual Beacon                       50,948            47,287
   238 shares       Goldman Sachs Global Income                   3,471             3,415
    27 shares       Goldman Sachs Research Select List              195               191
    49 shares       Invesco Financial Services                    1,437             1,324
   109 shares       Legg Mason Value Trust                        5,989             5,434
   329 shares       Northern Technology                           5,865             4,105
 1,704 shares       Pimco Total Return                           18,071            17,824
 2,092 shares       T. Rowe Price Equity Income                  52,839            49,476
 3,756 shares       Templeton Foreign                            37,110            34,746
 2,021 shares       Tweedy, Browne Global Value                  40,282            37,452
 4,300 shares       Vanguard GNMA                                44,682            44,631
    14 shares       Vanguard Health Care                          1,628             1,602
 1,744 shares       Vanguard Institutional Index                205,277           182,944
12,842 shares       Vanguard Short-Term Federal                 133,260           134,587
    16 shares       Vanguard Total Bond Market Index                169               167
   369 shares       Vanguard US Growth                           29,934            17,976
   355 shares       White Oak Growth Stock                       21,754            13,638
                        Total Mutual Funds                  $ 1,745,551        $ 1,760,576

Money Market Fund:
86,720 shares       Goldman Sachs Financial Square Prime
                      Obligations                           $    86,720       $    86,720

Notes Receivable:   Participant loans, interest rates of
                    10.50 to 13.99%, maturity of 1 to 5
                    years, payable in semi-monthly
                    payments withheld from participants
                    payroll                                 $    23,006       $    23,006

                     Total Assets Held for Investment       $ 1,967,586       $ 1,951,577
                                                            ============      ===========

*  Represents a party in interest.

See Notes to Financial Statements.



AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

ASSETS HELD FOR INVESTMENT
December 31, 2000

Investment Type/                                              Original
Shares Held         Description                                 Cost          Fair Value
Common stock:
 7,093 shares      USBANCORP, Inc.*                          $   69,982        $    30,145
 2,655 shares      Three Rivers Bancorp, Inc.                    29,738             21,904
                     Total Common Stocks                     $   99,720        $    52,049

Mutual Funds:
11,146 shares      SEI Short Duration Government            $   110,913        $   112,466
 1,917 shares      Federated Income Trust                        19,249             19,571
   727 shares      Columbia Fixed Income Securities               9,319              9,429
     8 shares      Goldman Sachs Global Income                      116                114
 3,410 shares      Fidelity Low-Priced Stock                     76,417             78,849
 1,487 shares      Vanguard Institutional Index                 180,141            179,571
 2,142 shares      Vanguard Windsor II                           58,487             58,273
 1,917 shares      Franklin Mutual Beacon                        26,972             25,644
10,427 shares      Fidelity Puritan                             186,243            196,331
 1,553 shares      T. Rowe Price Equity Income                   39,923             38,320
 7,128 shares      Fidelity Magellan                            678,608            850,359
   252 shares      White Oak Growth Stock                        19,974             15,915
    71 shares      Franklin Biotechnology Discovery               5,723              5,193
    79 shares      Northern Technology                            2,809              1,501
   653 shares      Vanguard US Growth                            27,493             18,047
 3,176 shares      Templeton Foreign                             31,589             32,842
 1,404 shares      Tweedy, Browne Global Value                   28,321             28,057
                      Total Mutual Funds                    $ 1,502,297        $ 1,670,482

Money Market Fund:
56,225 shares      Provident Fed Funds                      $    56,225        $    56,225

Notes Receivable:  Participant loans,
                     interest rates of  10.50
                     to 13.99%, maturity
                     of 1 to 5 years, payable
                     in semi-monthly payments
                     withheld from participants
                     payroll                                $    20,368       $    20,368

                   Total Assets Held for
                      Investment                            $ 1,678,610       $ 1,799,124
                                                            ===========       ===========

*  Represents a party in interest

See Notes to Financial Statements.



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Ameriserv Financial Collectively Bargained 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 26, 2002        Ameriserv Financial Collectively
                             Bargained 401(k) Plan

                             Ameriserv Trust and Financial
                             Services Company, as Trustee


                             By /s/ Nicholas E. Debias, Jr._____
                                    Nicholas E. Debias, Jr.,
                                    Vice President



                               Exhibit Index


                  Exhibit

1.     Consent of Barnes, Saly & Company, LLP